EXHIBIT 10.23

August 29, 2013
Mr. Raymond Lewis 16527 Segars Lane
Huntersville, NC 28078
Dear Ray:
I am pleased to present you with an offer of employment to join Allegion as Senior Vice President, Human Resources & Communications reporting directly to me. Your employment with Allegion and in this role will begin on the day that the residential security and commercial security businesses are successfully spun-off from Ingersoll Rand ("Transaction Date") and Allegion is formed as a new standalone publicly traded company. This position will be located in Carmel, Indiana and you will be required to relocate to within one year after the transaction occurs. In addition, you will become an Officer of Allegion. I look forward to your acceptance of this offer and becoming a part of the Allegion leadership team.
The compensation, benefits and other aspects of your offer are outlined below and will become effective on the Transaction Date:

1.	Your base salary will be set at an annual rate of $300,000 (Three Hundred Thousand U.S. dollars)

2.	which will be paid bi-weekly. You will be eligible for merit increase consideration during the annual merit increase cycle. You will continue to earn a base salary at your current rate through the Transaction Date.

3.
This position is "incentive eligible," which means you will participate in the Allegion Annual Incentive Plan ("AlP") which will be designed and approved prior to the Transaction Date. Your annual opportunity is targeted at 60% of your base salary or $180,000. The actual award that you may receive can range from 0% to 200% of the targeted amount depending upon your performance and the performance of Allegion.

Using the metrics assigned to Industrial Technologies employees, you will continue to participate in the Ingersoll Rand 2013 Annual Incentive Matrix ("AIM") program at your current compensation level through the Transaction Date. Your Ingersoll Rand AIM target would be prorated at your current 50% target opportunity for the period from January 1, 2013 to the Transaction Date and a 60% target from the Transaction Date through December 31, 2013. The financial metrics used to determine your 2013 AIM award will be the Corporate and Industrial Technologies Sector fmancial metrics for the entire performance year.

4.	You will be eligible to receive annual equity awards under the Allegion Incentive Stock Plan
("ISP") as administered by the Allegion Compensation Committee of the Board ("Committee").
Your annual opportunity has a targeted value of $250,000 and the number of stock options,
Restricted Stock Units ("RSUs"), and/or Performance Share Units ("PSUs") granted will be based on the Fair Market Value ("FMV") of Allegion's ordinary shares on the date the Committee approves the award. The mix of equity awards, the terms, and the design of the Performance

Share Program ("PSP") is intended to be similar in nature as provided to Ingersoll Rand plan participants, however, the final design will be determined by the Committee. The PSP will measure performance over a three-year period, therefore, the award granted to you in 2014 would be settled in early 2017 (based on performance during the 2014 to 2016 measurement period). Your first grant of stock options, RSUs, and/or PSUs is expected to occur within 90 days of the Transaction Date. Annual equity grants are contingent on and variable with your sustained performance and demonstrated leadership potential.
4.    When you consider each of the above items, your Total Annual Direct Compensation ("TDC")
target is $730,000 which, as a result of this promotion, is an increase of 39.8% as compared to your current Ingersoll Rand target TDC.
5.    In consideration of the Ingersoll Rand PSU grants that will be prorated on the Transaction Date, you will receive two additional Allegion PSU grants which are expected to occur within 90 days of the Transaction Date. The target number of PSUs awarded will be based on the FMV of Allegion's ordinary shares on the date the Committee approves the award:

a.
The first grant will be based on 2014 performance and will have a target value of $41,667 (16.7% of your $250,000 projected annual equity award target). The actual number of PSUs earned will be based on metrics established by the Committee and will be settled in early 2015.

b.
The second grant will be based on performance during the 2014 to 2015 measurement period and will have a target value of $83,333 (33.3% of your $250,000 projected annual equity award target). The actual number of PSUs earned will be based on metrics established by the Committee and will be settled in early 2016.

6.    You will be eligible to participate in all applicable benefit programs offered to Allegion salaried employees in accordance with the terms and conditions of those programs including qualified and non-qualified 401k and pension plans. Please note that your medical, dental and life insurance coverage with Allegion will commence on January 1, 2014, however, you will continue to be covered under the Ingersoll Rand plans through December 31, 2013.
7.    You will be eligible to participate in the following programs offered to Officers of Allegion:

a.	Deferred Compensation Plan: You will be eligible to participate in a deferred compensation plan that will be established for Allegion.

b.
Financial Counseling: You will be eligible for a tax, estate, and financial planning services allowance up to $11,000 in your first (and last) year and $9,000 per year thereafter. The cost for these services is imputed to your annual income.

c.
Executive Health Program: You will be eligible to participate in an executive physical examination program that will be established for Allegion in an amount not to exceed $1,500 annually. The cost for these services is imputed to your annual income.

8.    You will be eligible for paid vacation, which in your case, is four (4) weeks. Vacation days will be earned and accrued on a monthly basis each calendar year.
9.    You will participate in the Allegion Change in Control Plan ("CIC Plan"), which provides economic security in the form of cash payments to the participant and enhanced coverage under certain benefit plans in the event of a loss of job caused by the sale of all or a substantial part of Allegion (in accordance with the CIC Plan). Your severance payment under the CIC Plan will be equal to 2.0 times your base salary plus your annual incentive target. No excise tax gross-ups will be provided, however, your CIC related cash severance benefit will be adjusted to provide you with the greater after-tax benefit between:

a.	Cash severance payments paid in full, with you being responsible for all taxes incurred, or

b.	Cash severance payments reduced to avoid triggering excise taxes.
Furthermore, under the terms of the stock awards, in the event of a change in control, unvested stock options (if applicable) and Restricted Stock Units (if applicable) would vest in full and outstanding Performance Share Units (if applicable) would vest on a pro-rated basis at target award levels.
You will be provided with a copy of the CIC Plan within 30 days of your acceptance of this offer.

1.	You will be eligible for Allegion Relocation Program to Carmel, Indiana.

2.
Based on your role in Allegion, you are restricted from transactions involving ordinary shares of Company stock (exercising options, moving in or out of ordinary shares held in company plans, or buying or selling ordinary shares on the open market) except during designated window periods. Furthermore, you will be required to comply with the Allegion stock ownership requirements, which is $1,000,000 for your role. You will have 5 years from the Transaction Date to reach this ownership level (at a rate of 20% per year).

This offer is contingent upon your acceptance of the Non-Compete and Proprietary Information agreements attached hereto. To accept this offer, please sign as indicated under the Candidate Acceptance section below. In addition, sign the Non-Compete and Proprietary Information Agreements and return all of these materials to Jeff Blair, Vice President of Total Rewards, Ingersoll Rand.
Subject to the confirmation of the transaction, this letter will be a contractual obligation of Allegion effective on the Transaction Date. Nothing in this letter alters your at-will employment status with Allegion. In addition, nothing in this letter prevents Allegion from changing or modifying plans, benefit designs, or compensation on a going forward basis. Allegion may also require you to sign documents e.g., non-compete, other documents as part of its on-boarding process. Any compensation or benefits payable pursuant to this offer will be subject to applicable claw-back policies of Allegion as in effect from time to time.
Ray, we all believe that you will make a significant contribution to Allegion and I look forward to you accepting this offer. If you have any questions about this offer, please feel free to call Marcia Avedon at 704-655-5821 or Jeff Blair at 704-655-4347. For any other questions, please feel free to contact me at 317-810-3330.
Sincerely,
David Petratis
Chairman, President and Chief Executive Officer of Allegion

cc:     Marcia Avedon
Jeff Blair
Attachments:
•Proprietary Agreement
•Non-Compete Agreement
Conditions of Offer:
This offer is contingent upon the following:

1.
Understanding and agreement that your employment is to be "at will." This means that you or Allegion, for any reason or no reason, may terminate employment and that nothing in this offer is intended to create a contract of employment for any period of time.

2.	Understanding, agreeing, signing and returning the Non-Compete and Proprietary Information agreements.
CANDIDATE ACCEPTANCE
I accept your offer of employment with Allegion as Senior Vice President, Human Resources & Communications and agree to the conditions herein and in the offer letter.

/s/ Raymond Lewis	8/29/2013
Mr. Raymond Lewis	Date